

November 20, 2017

Ben Terry Rudd
Chief Executive Officer
RTO Finance Corp
5 Portofino Dr. Suite 2002
Gulf Breeze, FL 32561

> **Re:** **RTO Finance Corp**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 13, 2017**
> **File No. 024-10748**

Dear Mr. Rudd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II.

Risk Factors, page 15

1. We note your response to comment 2 and revisions on page 19 in response to Comment 2. We note you did not revise the Liquidity and Capital Resources section and that disclosure on page 29 states there will be a minimum return on investment of 7% annually to each investor. Please expand the risk factor disclosure on page 19 to clarify that dividends are not assured and will only be paid if there are adequate funds from operations. Also expand the disclosure of page 29 to clarify that the 7% dividend is not assured and is dependent on sufficient revenues or cross-reference the risk factor.

2. We note your response to comment 3 that RTOF may make loans to Mr. Rudd's other business, RentalAccess LLC. Please add a new risk factor addressing the potential conflicts of interests involved.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Andy Altahawi